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Exhibit (a)(5)(I)

Press Release Heerlen, 19 June 2012	DSM, Corporate Communications e-mail: media.relations@dsm.com www.dsm.com

16E

DSM tender offer for Kensey Nash is successful; acquisition expected to close within next few days

Royal DSM (NYSE Euronext: DSM KON), the global Life Sciences and Materials Sciences company, announced today that its tender offer to purchase all outstanding shares of common stock of Kensey Nash Corporation (NASDAQ: KNSY) at a price of $38.50 per share was successful.

        The tender offer expired at 12:00 midnight, New York City time, on Monday, June 18, 2012. The depositary for the tender offer has advised that, as of such time, a total of 7,151,081 Kensey Nash shares of common stock were validly tendered and not withdrawn in the offer (including 276,900 shares tendered by notices of guaranteed delivery), representing approximately 82% of Kensey Nash's currently outstanding shares, and approximately 79% excluding the shares tendered by notices of guaranteed delivery. DSM has accepted for payment all validly tendered shares.

        As part of the merger agreement, Kensey Nash granted to DSM an irrevocable option (the "top-up option") to purchase the number of authorized but unissued shares of Kensey Nash common stock that, when added to the number of shares owned by DSM immediately prior to exercise of the top-up option, constitutes one share more than 90% of the number of shares then outstanding. DSM plans to exercise the top-up option and to complete a short-form merger in accordance with the merger agreement within the next few days. In the short-form merger, Biomedical Acquisition Corporation will merge with and into Kensey Nash and each share of Kensey Nash common stock not tendered in the tender offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM or Kensey Nash or their respective wholly-owned subsidiaries, will be converted in the merger into the right to receive $38.50 per share in cash, without interest and less any required withholding taxes. This is the same price per share paid in the tender offer.

Kensey Nash

        Kensey Nash is a medical device company primarily focused on regenerative medicine utilizing its proprietary collagen and synthetic polymer technology. The company is recognized as a leader for innovative product development and unique technology in the field of resorbable biomaterials. The company has an extensive range of products, which are sold through strategic partners in multiple medical markets, including the cardiology, orthopedic, sports medicine, spine, trauma, craniomaxillofacial and general surgery markets. For more information, visit http://www.kenseynash.com.

DSM—Bright Science. Brighter Living.™

        Royal DSM is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, pharmaceuticals, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM's 22,000 employees deliver annual net sales of around € 9 billion. The company is listed on NYSE Euronext. More information can be found at www.dsm.com.

For more information:

DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 10 4590275 e-mail investor.relations@dsm.com
Kensey Nash Joseph W. Kaufmann Tel. +1 484 713 2100

Additional Information

        This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Kensey Nash. On 21 May 2012, DSM and its wholly-owned subsidiary, Biomedical Acquisition Corporation, filed a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Kensey Nash filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Biomedical Acquisition Corporation and Kensey Nash mailed these documents to the stockholders of Kensey Nash. These documents contain important information about the tender offer and stockholders of Kensey Nash are urged to read them carefully. Stockholders of Kensey Nash can obtain a free copy of these documents and other documents filed by Kensey Nash, DSM or Biomedical Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders can obtain a free copy of these documents from MacKenzie Partners, Inc., the information agent for the tender offer, toll free at (800) 322-2885 or from DSM.

Forward Looking Information

        This news release contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Kensey Nash stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM's Annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A of Kensey Nash's Form 10-K for the fiscal year ended June 30, 2011, other Kensey Nash reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM's Schedule TO and related documentation and Kensey Nash's Schedule 14D-9 filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Kensey Nash that DSM's or Kensey Nash's objectives will be achieved. DSM and Kensey Nash undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

        The English language version of this press release supersedes all other language versions.

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  Exhibit (a)(5)(I)